Exhibit (a)(1)(NN)

From: Blickenstaff, Kim

Sent: Monday, May 14, 2007 9:59 PM

To: @Everyone

Subject: Merger Announcement

Following this evening’s announcement that Biosite has deemed Inverness’ offer a superior proposal, Beckman Coulter announced that they will not be increasing the price for their tender offer. Absent agreement on a revised transaction with Beckman Coulter, Biosite intends to terminate its existing agreement with Beckman Coulter and enter into the proposed Inverness merger agreement.

Tonight’s events have unfolded swiftly and as a result we do not yet have answers to the many questions you may have. Biosite’s management will be speaking with Inverness tomorrow and we are committed to providing you with more information by the end of the day on Wednesday, May 16, 2007.

We encourage you to please contact your director with questions or concerns and we look forward to providing you with an update as soon as we are able.

Sincerely,

Kim Blickenstaff

Chairman and Chief Executive Officer

Ken Buechler

President and Chief Scientific Officer

Additional Information and Where To Find It

Stockholders of Biosite are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Beckman Coulter and its acquisition subsidiary have filed tender offer materials with the SEC, and Biosite has filed a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the solicitation/Recommendation Statement, are available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of these documents from (i) Beckman Coulter by mailing requests for such materials to: Beckman Coulter, Inc., Office of Investor Relations (M/S A-37-C), 4300 N. Harbor Blvd., P. O. Box 3100, Fullerton, CA 92834 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.

In addition to the tender offer materials described above, Biosite and Beckman Coulter file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Beckman Coulter at the SEC public reference room at 100 F Street, N.E., Washington, D.C.20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Beckman Coulter’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.